SEARS HOLDINGS CORPORATION

3333 Beverly Road

Hoffman Estates, IL 60179

April 12, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

RE:	Sears Holdings Corporation

Registration Statement on Form S-4

Filed April 12, 2011

Ladies and Gentlemen:

Reference is made to the above referenced Registration Statement on Form S-4, as may be amended form time to time (the “Registration Statement”), of Sears Holdings Corporation (the “Company”), A&E Home Delivery, LLC, A&E Lawn & Garden, LLC, A&E Signature Service, LLC, California Builder Appliances, Inc., Florida Builder Appliances, Inc., KLC, Inc., Kmart.com LLC, Kmart Corporation, Kmart Holding Corporation, Kmart of Michigan, Inc., Kmart of Washington LLC, Kmart Stores of Illinois LLC, Kmart Stores of Texas LLC, Lands’ End Direct Merchants, Inc., Lands’ End, Inc., MyGofer LLC, Private Brands, Ltd., Sears Authorized Hometown Stores, LLC, Sears Brands Management Corporation, Sears Holdings Management Corporation, Sears Home Appliance Showrooms, LLC, Sears Home Improvement Products, Inc., Sears Outlet Stores, L.L.C., Sears Protection Company, Sears Protection Company (Florida), L.L.C., Sears Roebuck Acceptance Corp., Sears, Roebuck and Co., Sears, Roebuck de Puerto Rico, Inc., SOE, Inc., and StarWest, LLC (collectively, including the Company, the “Registrants”), registering the offer to exchange (the “Exchange Offer”) up to $1,000,000,000 aggregate principal amount of 6  5/8% Senior Secured Notes due 2018 of the Company (together with the guarantees thereof, the “New Notes”) for a like aggregate principal amount of 6 5/8% Senior Secured Notes due 2018 of the Company (together with the guarantees thereof, the “Old Notes”). The Registrants are registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any sale or transfer of the New Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission

April 12, 2011

In addition, the Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the New Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, such broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

[SIGNATURE PAGE FOLLOWS]

Sincerely,

SEARS HOLDINGS CORPORATION

By:	/s/ William K. Phelan
	Name:	William K. Phelan
	Title:	Senior Vice President, Controller and Chief Accounting Officer

KMART CORPORATION
KMART HOLDING CORPORATION SEARS HOLDINGS MANAGEMENT CORPORATION SEARS, ROEBUCK AND CO.

By:	/s/ William K. Phelan
	Name:	William K. Phelan
	Title:	Senior Vice President and Controller

CALIFORNIA BUILDER APPLIANCES, INC.
FLORIDA BUILDER APPLIANCES, INC. KLC, INC. LANDS’ END DIRECT MERCHANTS, INC.
LANDS’ END, INC. PRIVATE BRANDS, LTD. SEARS BRANDS MANAGEMENT CORPORATION
SEARS HOME IMPROVEMENT PRODUCTS, INC. SEARS PROTECTION COMPANY SEARS ROEBUCK ACCEPTANCE CORP.
SEARS, ROEBUCK DE PUERTO RICO, INC. SOE, INC. STARWEST, LLC

By:	/s/ William K. Phelan
	Name:	William K. Phelan
	Title:	Vice President

KMART.COM LLC

By:	Bluelight.com, Inc., its Member

By:	/s/ William K. Phelan
	Name:	William K. Phelan
	Title:	President

KMART OF WASHINGTON LLC KMART STORES OF ILLINOIS LLC KMART STORES OF TEXAS LLC
MYGOFER LLC

By:	Kmart Corporation, its Member

By:	/s/ William K. Phelan
	Name:	William K. Phelan
	Title:	Senior Vice President and Controller

SEARS PROTECTION COMPANY (FLORIDA), L.L.C.

By:	Sears Protection Company, its Member

By:	/s/ William K. Phelan
	Name:	William K. Phelan
	Title:	Vice President

A&E HOME DELIVERY, LLC
A&E LAWN & GARDEN, LLC
A&E SIGNATURE SERVICE, LLC
SEARS AUTHORIZED HOMETOWN STORES, LLC
SEARS HOME APPLIANCE SHOWROOMS, LLC

By:	Sears, Roebuck and Co., its Member

By:	/s/ William K. Phelan
	Name:	William K. Phelan
	Title:	Senior Vice President and Controller

KMART OF MICHIGAN, INC.
SEARS OUTLET STORES, L.L.C.

By:	/s/ Dorian R. Williams
	Name:	Dorian R. Williams
	Title:	Authorized Person

cc:	Dane A. Drobny, Senior Vice President, General Counsel

and Corporate Secretary

James Cole, Jr., Wachtell, Lipton, Rosen & Katz

James R. Gilmartin, Wachtell, Lipton, Rosen & Katz